UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Star Computing Limited
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   85511U-10-6
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                                 (CUSIP Number)

      Larry S. Poland, 16543 22nd Street & Pacific Coast Highway, Suite 100
                 Sunset Beach, California 90742, (562) 592-2280
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 3, 2004
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             (Date of Event which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [x]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
85511U-10-6

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         1.       Names of  Reporting  Persons.  I.R.S.  Identification  Nos. of
                  above persons (entities only). Flexgene Corp._
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         2.       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  (a) ________

                  (b) ________

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         3.       SEC Use Only

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         4.       Citizenship or Place of Organization British Virgin Islands

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Number of        5.        Sole Voting Power 14,50
Shares           ---------------------------------------------------------------
Beneficially     6.        Shared Voting Power
Owned by         ---------------------------------------------------------------
Each             7.        Sole Dispositive Power 14,500
Reporting        ---------------------------------------------------------------
Person           8.        Shared Dispositive Power
With             ---------------------------------------------------------------
                 9.        Aggregate Amount Beneficially Owned by Each Reporting
                           Person 14,500
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         10.      Check if the  Aggregate  Amount  in Row (9)  Excludes  Certain
                  Shares (See Instructions)

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         11.      Percent of Class  Represented  by Amount in Row (9) .0004%

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         12.      Type of Reporting Person (See Instructions) CO

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



Item 1.

         (a) Name of Issuer: Star Computing Limited

         (b) Address of Issuer's  Principal  Executive  Offices:
             5 Hutton Centre Drive, Suite 700 Santa Ana, California 92707

Item 2.

(a) Name of Person Filing:                   Flexgene Corp.
(b) Address of Principal Business Office,    The Mill Mall, Barkers, P.O. Box 62
    or if none, Residence:                   Roadtown, Tortola, BVI
(c) Citizenship                              British Virgin Islands
(d) Title and Class of Securities:           Common Stock
(e) CUSIP Number:                            85511U-10-6

Item 3.

If this statement is filed pursuant to  ss.ss.240.13d-1(b)  or  240.13d-2(b)  or
(c), check whether the person filing is a:


(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance  company as defined in section  3(a)(19) of the Act (15 U.S.C.
78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);


(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);


(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 14,500

(b) Percent of class: .0004%


(c) Number of shares as to which the person has:


         (i)      Sole power to vote or to direct the vote 14,500


         (ii)     Shared power to vote or to direct the vote __________________.


         (iii)    Sole power to dispose or to direct the disposition of 14,500


         (iv)     Shared  power to  dispose  or to  direct  the  disposition  of
                  _______________.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

The officer, director and sole shareholder of Flexgene Corp. is Martin Regan. As such, Mr. Regan has the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.


Not applicable.


Item 8. Identification and Classification of Members of the Group


Not applicable.


Item 9. Notice of Dissolution of Group


Not applicable.


Item 10. Certification

Not applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 12, 2004
                                   -----------------------------------
                                   Date

                                   /s/ Martin Regan
                                   -----------------------------------
                                   Signature


                                   Martin Regan / President of Flexgene Corp.
                                   -----------------------------------------
                                   Name/Title



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)